Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

FOR IMMEDIATE RELEASE

Mittal Steel Company N.V.
Announces management organization at Mittal Steel USA

Rotterdam, The Netherlands, 15 April, 2005 – Mittal Steel Company N.V. (NYSE and Euronext Amsterdam: MT) today announces the management organization for Mittal Steel USA, upon completion of its proposed merger with International Steel Group (“ISG”), which has not yet been completed.

Lou Schorsch, currently President & CEO of Ispat Inland, will become CEO of Mittal Steel USA, effective upon completion of the proposed merger with ISG.

Prior to joining Ispat Inland in October 2003, Mr Schorsh held various senior management positions in the consulting and e-commerce sectors, primarily relating to the steel industry. From 1985 until 2000, he was a Principal at McKinsey & Company, where he was co-leader of the firm’s metal practice.

Rodney Mott, currently CEO of ISG, has decided to leave the organization for personal reasons, effective upon completion of the proposed merger with ISG.

Commenting, Lakshmi N. Mittal, Chairman and CEO, Mittal Steel, said:

“Upon completion of the proposed transaction, we will have a real opportunity to build a premier steel producer providing the highest quality products to our customers. We have been very impressed with the operational excellence at ISG and its management team is to be complimented on the excellent job it has done in this regard, as well as on the very strong relationship it has built with the unions. We want to maintain and continue this spirit in the combined business. All of this provides a good platform from which to build a positive future and I am very excited about the opportunities that lie ahead.

“Lou Schorsch is a very experienced leader and has done an outstanding job at Ispat Inland since his appointment as CEO in October 2003. I have every confidence that he will continue this excellent work as CEO of Mittal Steel USA. He has been leading the integration process of the two companies, which is already underway. Lou will be supported by a strong team that combines the complementary strengths of two successful, well-managed companies with the goals of achieving maximum synergies and increasing long-term value for Mittal Steel’s stockholders.

“I would also like to take this opportunity to thank Rodney Mott for the excellent job he has done in leading ISG since its formation, and wish him every success in his future endeavors.

Other key members of Mittal Steel USA will be as follows:

William Brake	Executive Vice President, Operations East
John Brett	Controller
Carlos M. Hernandez	General Counsel and Company Secretary
Kenneth M. Jakubowicz	Director, Purchasing
Greg Ludkovsky	Vice President Technology
John Mang	Executive Vice President, Operations West
Michael Rippey	Executive Vice President, Sales & Marketing
Tom Wood	Vice President Labor Relations

Commenting on his new team, Lou Schorsch added:

“We will be putting together a very strong team of steel industry professionals, whose collective experience will enable us to ensure that Mittal Steel USA is at the forefront of the steel industry in North America. I know their knowledge and skill will be invaluable in helping us build on the strong heritage of both ISG and Ispat Inland to create a company that will bring new benefits to all of our stakeholders. In particular the broader capabilities of Mittal Steel USA will enable us to provide even higher levels of service to our customers.”

Separately, Tom McCue has been appointed to manage Investor Relations in the US for Mittal Steel Company, reporting to Aditya Mittal, President and CFO of Mittal Steel, in this regard.

Mittal Steel USA will be headquartered in the Chicago-land area. Mittal Steel’s US operations will be divided into two regions. The eastern regional office will be located in Richfield, Ohio, and the western regional office will be located in Burns Harbor, Indiana.

Mittal Steel’s US Eastern Region will include the following ISG facilities: Cleveland and Warren (Ohio); Weirton (W.Va); Lackawanna (N.Y.); Coatesville and Conshocken (Pa); Sparrows Point (Md.).

The Western Region will include: ISG’s facilities at Burns Harbor and Indiana Harbor (Indiana); Riverdale and Hennepin (Illinois); Columbus Coatings (Ohio) and Mittal Steel’s Indiana Harbor (Indiana), I/N Tek, I/N Kote (Joint Venture companies with Nippon Steel Company) and Minorca Mine.

Biographies:

Louis Schorsch
Prior to his new role as CEO of Mittal Steel USA, Dr. Schorsch was the President and Chief Executive Officer of Ispat Inland. He has over 26 years of experience in consulting and managerial roles predominantly relating to the steel industry. Prior to joining Ispat Inland in October 2003, Dr. Schorsch held various senior positions in the consulting and e-commerce sectors. His immediate previous assignments have been as President and Chief Executive Officer of GSX.Com Inc. and Principal at McKinsey & Company, where he worked from 1985 until 2000. While at McKinsey, he was a co-leader of the firm’s metals practice. Dr. Schorsch has published numerous articles in such publications as Business Week and Challenge and has also co-authored a book on steel titled “Upheaval in a Basic Industry”.

William Brake
William Brake, Jr. was appointed Vice President & General Manager of ISG Cleveland Inc. in January 2004 and previously served as General Manager of ISG Inc. since March 2003. Since April 2002, he was Division Manager Hot Rolling Operations, Cleveland. Prior to that, he worked for LTV Steel Corp, an integrated steel producer, where he served as Manager Hot Strip Mill, Cleveland.

John Brett
John L. Brett was elected in February 2004 as vice president, finance, of Ispat Inland Inc. He also has been controller of the company since 2000, retains that responsibility and oversees the company’s treasury and tax functions. Brett, joined Inland Steel Co. in 1988 as an associate accountant in cost and operations accounting and advanced through a series of positions in product profitability, economic evaluation, asset management and financial analysis. He was promoted to manager of financial analysis in 1995 and to controller of Ispat Inland shortly after Ispat International’s acquisition of Inland Steel in 1998.

Carlos Hernandez
Carlos M. Hernandez was named general counsel of International Steel Group effective September 1 2004. In addition, he was later named Company

Secretary on September 22, 2004. In his role, Hernandez also acts as chief legal officer for the company. Prior to joining, Hernandez served as executive vice president, general counsel and secretary for Fleming Companies, Inc., in Dallas, Texas. Hernandez previously served as assistant general counsel for Armco Inc., located in Pittsburgh, Pa. He began his law career at the law firm of Kavanaugh & Leiby, as an attorney, in Miami, Fla.

Kenneth M. Jakubowicz
Kenneth M. Jakubowicz has been appointed to position of Director, Purchasing for Mittal Steel USA. He brings 38 years of diverse steel industry experience including cost analysis and procurement. His education includes a Bachelor of Science Degree in Industrial Management from Purdue University and a Masters in Business Administration from Indiana University.

Greg Ludkovsky
Dr. Ludkovsky is Chief Technology Officer of Mittal Steel, and additionally was previously Vice President Research and Development and Chief Technology Officer of Ispat Inland. Mr. Ludkovsky joined Inland Steel in 1979 and advanced through a number of positions in steel products research prior to becoming Vice President, Research and Development of Inland Steel in 1995. Dr. Ludkovsky has a PhD in Metallurgical Engineering.

Tom McCue
Thomas A. McCue has been treasurer of Ispat Inland Inc. since 1998. McCue, joined the company’s predecessor, Inland Steel Co., in 1975. After progressing through a series of increasingly responsible accounting and finance functions, he was promoted in 1988 to treasurer of a special-purpose subsidiary of the company used for financing. In 1989, in addition to his other responsibilities, he was made corporate credit manager. He was promoted to director of treasury operations of the parent holding company, at that time Inland Steel Industries Inc., in 1994.

John Mang
John C. Mang has been Vice President & General Manager, ISG Burns Harbor since May 2003. Prior to that time, Mr Mang was the Vice President & General manager, ISG Cleveland from April 2002 to May 2003. He has also served as Director of ISG Cleveland Inc and ISG Warren Inc since May 2002 until January 2004. Previously he worked at LTV Steel Corp, an integrated steel producer, where he served as Senior Vice President of Flat Rolled Operations from February 2001 to March 2002, Vice President and General Manager of Cleveland from April 1998 to February 2001, and as Vice President of L-S Electro-Galvanizing Company from August 1999 to March 2002.

Michal G. Rippey
Mr. Rippey joined Ispat Inland’s finance division in 1984 and advanced through positions of increasing responsibility before being named vice president Finance and CFO Ispat Inland in 1998. His responsibilities also include purchasing and marketing functions for the Company. Mr. Rippey has a bachelor’s degree from Indiana University; a master’s degree in banking and finance from Loyola University, Chicago; and an MBA from the University of Chicago.

Thomas F. Wood
Thomas F. Wood was named Vice President, Labor Relations for ISG in January 2004, and previously served as Assistant Vice President and Corporate Manager of Labor Relations since joining the company in April 2002. Mr Wood was employed with LTV Steel Company, an integrated steel producer, from December 2000 to April 2002, where he served as Manager – Industrial Relations at the Cleveland Words and Manager – Industrial Relations at LTV’s Indiana Harbor Works from August 1993 to December 2000. He began his metal management career with Republic Steel Company and has 35 years of experience in the steel industry.

About Mittal Steel

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves most of the major steel consuming sectors, including automotive, appliance, machinery and construction.

Mittal Steel’s strategy is to enhance long-term shareholder value both by continuously strengthening its position as a low-cost, high quality steel producer and by continuing to play an integral role in a globally diverse steel industry.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of 42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

For additional information on Mittal Steel, please see www.mittalsteel.com

About ISG

International Steel Group Inc. is one of the largest steel producers in North America. It ships a variety of steel products from 13 major steel producing and finishing facilities in eight states, including hot-rolled, cold-rolled and coated sheets, tin mill products, carbon and alloy plates, rail products and semi-

finished shapes to serve the automotive, construction, pipe and tube, appliance, container and machinery markets.

Safe Harbor Statement

This press release contains “forward-looking” statements concerning certain matters, including as to the completion of the proposed merger and the management organization of Mittal Steel USA’s operations. Such forward-looking statements reflect various assumptions of management concerning future events, and are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and beyond our control. For more detailed information on the risks and uncertainties associated with the proposed merger of ISG with Mittal Steel and Mittal Steel’s and ISG’s business activities, see Mittal Steel’s reports filed with the Securities and Exchange Commission. Except as required by law, neither Mittal Steel nor ISG undertakes any obligation to publicly update its forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a proxy statement of ISG and a prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel has published and made available to shareholders of Mittal Steel, and filed with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger because it contains important information and to exclusively base their investment decision on this prospectus. Investors and security holders of Mittal Steel and ISG are urged to read the proxy statement and prospectuses and other relevant materials because they contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

For more information, please contact:

Media Relations
Ms. Nicola Davidson
General Manager, Communications
Mittal Steel
+44 20 7543 1162/+44 7730 671 998

Mr. Paul Weigh
Corporate Communications
Mittal Steel
+44 20 7543 1172

Mr. Chuck Burgess
Ms. Gillian Angstadt
The Abernathy MacGregor Group
+1 212-371-5999